October 20, 2014

VIA EDGAR SUBMISSION

Ms. Cecilia Blye
Chief
Office of Global Security Risk
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Nortel Inversora S.A. Form 20-F for the fiscal year ended December 31, 2013 Filed April 14, 2014 File No. 1-14270

Dear Ms. Blye:

By letter dated September 15, 2014, you provided comments on behalf of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) with respect to Nortel Inversora S.A.’s (the “Company”) annual report on Form 20-F for the fiscal year ended December 31, 2013 (the “2013 Form 20-F”).

As disclosed on page 24 of the 2013 Form 20-F, we respectfully inform the Staff that the Company’s sole substantial activity is owning a majority of the outstanding capital stock of Telecom Argentina S.A. (“Telecom Argentina”) and its sole substantial source of cash income is cash dividends paid on such stock. The Company does not directly conduct any business operations (telecommunications or otherwise) in or with, or have any direct contact with, Syria, Sudan or Cuba.

The Company has been informed that Telecom Argentina received a substantially identical comment letter from the SEC in September 2014 requesting information about Telecom Argentina’s operations in Syria, Sudan or Cuba. In all matters regarding these transactions, the Company respectfully refers the Staff to the information provided by Telecom Argentina in its response letter dated October 20, 2014.

* * *

In addition, as requested, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions about the response contained herein, please contact Mr. Patrizio Graziani, the Company’s Chairman, at (54 11) 4968-3631.

Very truly yours, /s/ Patrizio Graziani Mr. Patrizio Graziani Chairman of the Board of Directors